[STARWOOD HOTELS & RESORTS WORLDWIDE, INC. LETTERHEAD]
January 11, 2008

Jennifer Gowetski Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549	via Facsimile (202) 772-9210 and Federal Express

Re:	Starwood Hotels & Resorts Worldwide, Inc. Definitive 14A Filed April 26, 2007 File No. 001-07959
Dear Ms. Gowetski:
     We refer to your letter dated December 4, 2007 to Bruce W. Duncan (the “Follow-Up Letter”) responding to our letter dated October 11, 2007 relating to the definitive proxy statement for the 2007 Annual Meeting of Shareholders (the “Proxy Statement”), filed by Starwood Hotels & Resorts Worldwide, Inc., a Maryland corporation (the “Company”). Our responses to the Staff’s comments contained in the Follow-Up Letter are set forth below. For ease of reference, the Staff’s comments are set forth in their entirety.
Comment:
1. We note the responses provided in your letter dated October 11, 2007. Please confirm in writing that you intend to revise your disclosures in future filings to be consistent with these responses.
Response:
We hereby confirm that our future filings will be updated to be consistent with the responses made in our October 11, 2007 letter.
Comment:
2. We note your response to comment no. 6. With respect to the targets to be excluded, please provide on a supplemental basis a more detailed analysis of why you believe that disclosure of the targets would result in competitive harm, including a complete discussion of how competitors would be able to discern critical additional information about the company’s planned investment activity and internal staffing levels and obtain critical information about your strategies, priorities, initiatives, methods and procedures. In addition, please tell us how the company currently maintains the confidentiality of such information.
Response:
We modify our previous response to question six and agree that in future filings we will disclose the financial targets for bonuses. The disclosure would include the threshold EBITDA target that must be achieved for any bonuses to be paid and the actual EBITDA for the performance period. If the threshold EBITDA target is achieved, bonus amounts depend on the financial performance targets established by the Compensation Committee. For the 2007 performance period, the Company financial goals consist of the Company’s net operating income (net operating income of a subsidiary for one named executive officer) and earnings per share targets, with each criteria accounting for half of the financial goal portion of the annual bonus. We will disclose the earnings per share and net operating income (for the Company and the applicable subsidiary) targets that are required to receive a bonus at the target level, the minimum and maximum level and the midpoints between the minimum and target and the target and maximum levels. Actual earnings per share and net operating income (for the Company and the applicable subsidiary) will also be disclosed.
If you have any questions or comments in connection with any of the foregoing, please call me at (914) 640-8235 or Jared Finkelstein, Senior Vice President — Law, at (914) 640-8212. Facsimile transmissions may be sent to either of us at (914) 640-8260.

Very truly yours, STARWOOD HOTELS & RESORTS WORLDWIDE, INC.
By:	/s/Kenneth S. Siegel
Kenneth S. Siegel
Chief Administrative Officer & General Counsel

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